UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-53479

For the Month of	June 2009

Dove Energy Inc.
(Translation of registrant’s name into English)

800-6th Avenue SW, Suite 410, Calgary, Alberta, Canada T2P 3G3
(Address of Principal Executive Officer)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F X                Form 40-F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            ]

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):            ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

          Yes                       No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-           ]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.     Document

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1.	Notice of Appointment of Interim President

NOTICE OF APPOINTMENT OF INTERIM PRESIDENT

Dove Energy Inc. (the “Company”) hereby gives notice that on June 19, 2009, the Board of Directors voted to replace Kene Ufondu as President and CEO of the Company, effective immediately. Mr. Victor DeLaet, Chief Financial Officer, was appointed to serve as Interim President until a new president is identified and appointed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOVE ENERGY INC.

Date: June 23, 2009	By:/S/ Victor DeLaet
Victor DeLaet
Interim President and Chief Executive Officer